January 29, 2016 Via email: orlicd@sec.gov David L. Orlic Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission Washington D.C. 20549

Re:	Ashford Hospitality Prime, Inc.

Soliciting Material Under Rule 14a-12

Filed January 15, 2016 by Sessa Capital (Master), L.P., John E. Petry et al.

File No. 001-35972

Dear Mr. Orlic:

We represent Sessa Capital (Master), L.P. In connection with the matter cited above, we are responding to your letter of January 19, 2016, in which you requested that Sessa provide support for certain statements contained in Sessa’s Rule 14a-12 filing of January 15, 2016. For convenience, we have reproduced your requests below and added Sessa’s responses following the requests.

1.	Please provide support for the assertion that the company has engaged in multiple “shareholder-unfriendly actions that have exacerbated the conflicts of interest.”

The Board of Directors of Ashford Hospitality Prime, Inc. (“AHP”) has approved a series of actions over the past 24 months that Sessa believes have had a material adverse impact on AHP stockholders. The transactions in question were with, or involved the stock of, Ashford Inc. (“AINC”), AHP’s asset manager and a company in which AHP’s Chairman and Chief Executive Officer, Monty Bennett, also serves as Chairman and Chief Executive Officer. In addition to his officer and director roles with AINC, Chairman Bennett owns 11% of AINC, has options for an additional 4.5% of AINC, and stands to receive another 8.9% to 9.5% of AINC under a deferred compensation plan commencing in January 2016.1 If the proposed transaction between AINC and the Remington entities controlled by Chairman Bennett and his father is consummated, as detailed in AINC’s preliminary proxy dated November 13, 2015, as revised January 27, 2016, Chairman Bennett’s beneficial ownership of AINC would increase dramatically. As such, the transactions discussed below each involved a conflict of interest.

[1]	Ownership percentages are from AINC’s preliminary proxy statement filed on November 13, 2015. http://www.sec.gov/Archives/edgar/data/1604738/000104746915008625/a2226528zprem14a.htm

Mr. David L. Orlic

January 29, 2016

2014 Amendment of Advisory Agreement – Termination Fee Expansion

AINC manages AHP’s operations through an advisory agreement, the term of which commenced November 2013. On May 14, 2014, AHP amended and restated the agreement.2 In addition to extending the term of the advisory agreement from 5 to 20 years, the 2014 amendments changed the termination fee AHP must pay to AINC under certain circumstances.

Prior to the 2014 amendments, the advisory agreement contained two separate termination fees, depending on which event led to the termination. For certain termination events, the termination fee was three times the sum of the average annual Base Fee and the average annual Incentive Fee paid by AHP to AINC over the 24 calendar months preceding termination. Sessa believes that this 3x formula is customary for many externally managed REITs like AHP. The second termination fee contained in the advisory agreement was determined by a complicated formula that cannot be calculated without internal financial data from AINC that has never been made public.3

The 2014 amendments eliminated the 3x termination fee. The fee set out in footnote 3 was substituted for all termination events in which a fee is payable. That fee is at least 22 times AINC’s Net Earnings (as defined in the advisory agreement, AINC’s “Net Earnings” are essentially AINC’s net earnings derived from providing services to AHP).4 The fee would be greater if either of the alternative calculation methods set out in clauses (B) and (C) of the formula result in a higher amount.

[2]	See AINC’s Current Report on Form 8-K filed on May 14, 2014. http://www.sec.gov/Archives/edgar/data/1574085/000157408514000039/a886894_4.htm
[3]	The formula under current advisory agreement is:

(i)	1.1 times the greater of:

(A)12 multiplied by the Net Earnings of the Advisor for the 12-month period preceding the termination date of this Agreement; or

(B) the earnings multiple (calculated as the total enterprise value on the trading day immediately preceding the day the Termination Notice is given to the Advisor divided by the Advisor’s most recently reported Adjusted EBITDA) for the Advisor’s common stock for the 12-month period preceding the termination date of this Agreement multiplied by the Net Earnings of the Advisor for the 12-month period preceding the termination date of this Agreement; or

(C) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of this Agreement (calculated as the total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, the Advisor’s Adjusted EBITDA for the same periods), multiplied by the Net Earnings of the Advisor for the 12-month period preceding the termination date of this Agreement, plus

(ii) an additional amount such that the total net amount received by Advisor after the reduction by state and federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (i) and (ii) shall equal the amount described in (i). http://www.sec.gov/Archives/edgar/data/1574085/000157408515000050/thirdamendedandrestatedpri.htm

[4]	Under clause (A) of the termination fee definition, the termination fee is 1.1 times 12 times AINC’s Net Earnings (or 13.2 times AINC’s Net Earnings); applying the 40% tax gross up provision in clause (ii), the multiple of Net Earnings increases from 13.2 to 22. AINC’s Net Earnings are based upon AINC’s EBITDA; thus, the formula pays AINC a 40% tax gross up on a number that has already been adjusted to add back taxes. Essentially the formula double counts taxes by adding a substantial additional penalty under the guise of a tax gross up.

Mr. David L. Orlic

January 29, 2016

At a minimum, the fee adjusts every month. But under one of the alternative calculation methods (clause (i)(B) in footnote 3), the fee is calculated on the basis of AINC’s total enterprise value and adjusts daily. Under the other alternative calculation method (clause (i)(C) in note 3), the fee is calculated on the basis of earnings multiples that may be almost four years old and thus may no longer reflect the market.

As a result, the fee varies constantly and lacks transparency. It can only be calculated on the basis of internal AINC financial data (AINC’s Net Earnings and Adjusted EBITDA as defined in the advisory agreement). Neither AHP nor AINC has publicly disclosed the data necessary for stockholders to calculate the termination fee.

In responding to questions about the fee during AHP’s earnings call on August 7, 2015, Chairman Bennett stated: “if [AINC] is able to retain the same margins before and after one of these contracts goes away, the termination fee … is as low as a buck and change. What it is at any specific time is something that we’d have to go through at that specific time and go through this whole analysis, which is something that we haven’t done” (emphasis added).5

Two months later, Chairman Bennett changed his stated view of the termination fee. At AHP’s Analyst-Investor Day on October 20, 2015, Chairman Bennett stated: “on the termination fee, we’ve had some questions about providing some clarification around that. And the management team, without speaking on behalf of the [AHP] board or on behalf of the [AINC] board, believes that calculation to be in the $4 to $5 per share range, fully diluted” (emphasis added).6 While Chairman Bennett provided the fee estimate to attendees, AHP has not publicly disclosed it.

Based on the fees AHP paid to AINC during 2014 (fees during 2015 have not been reported by AHP), the 3x termination fee scrapped by the 2014 amendments would be $26.1 million ($8.7 million times 3). However, following the 2014 amendments, the termination fee for all situations in which a fee is due would be between $133 million and $166 million (based on Chairman Bennett’s range of $4 to $5 per fully diluted share, multiplied by approximately 33.2 million fully diluted shares).7 A termination fee at the middle of Chairman Bennett’s range, $4.50 per share or almost $150 million, represents nearly 50% of AHP’s market capitalization of $314 million, as of the close of trading on January 28, 2016. If a severe market downturn occurs, the termination fee could exceed AHP’s market capitalization.

[5]	http://www.sec.gov/Archives/edgar/data/1574085/000157408515000072/ahpahtq22015qatranscript.htm
[6]	Source is S&P Capital IQ’s transcript of the meeting. The transcript will be made available to the SEC staff supplementally upon request.
[7]	AHP does not report the “fully diluted” number of shares referenced by Chairman Bennett in his estimate. For this purpose, we have assumed that the fully diluted shares are 33,203,004, consisting of: 28,471,004 shares outstanding as of November 5, 2015, according to AHP’s quarterly report on Form 10-Q for the third quarter; 4,376,000 redeemable noncontrolling interests in AHP’s operating partnership that AHP may convert into common stock, as listed in AHP’s third quarter earnings press release (AHP does not include this number in its Form 10-Q); and 356,000 LTIP units outstanding as of September 30, 2015 that are convertible into common stock, according to AHP’s Form 10-Q. We have not included 9,000 LTIP units that were not convertible as of September 30, 2016, 350,000 performance stock units that appear to be unvested as of September 30, 2015, and 3,439,153 shares issuable upon conversion of AHP’s outstanding preferred stock, which were out-of-the-money when Chairman Bennett disclosed his estimate.

Mr. David L. Orlic

January 29, 2016

Sessa believes that expanding the events under which this larger termination fee is payable has a serious adverse impact on AHP stockholders. The size of the fee burdens AHP’s search for strategic alternatives announced in AHP’s Current Report on Form 8-K dated August 28, 2015 by essentially eliminating any bidders except those approved by AINC; a bidder will not pay fair value for AHP’s hotel properties if the bidder faces an additional $133 million to $166 million of costs to pay AINC. Sessa believes that when negotiating the 2014 amendments, the AHP board should have pressed to eliminate the costly and complicated termination fee formula; instead, the AHP board agreed to eliminate the more customary and transparent 3x formula.

2015 Amendment of Advisory Agreement – Change of Control Expansion

On June 10, 2015, AHP again amended and restated the AINC advisory agreement. Among other things, the 2015 amendments reduced the term of the advisory agreement back to 10 years and added two additional change of control events pursuant to which AINC is permitted to terminate the advisory agreement and receive the termination fee described above from AHP.

The first new change of control event provides that a change of control occurs if AHP sells “(i) two or more hotels (or, if a greater value, 20% of the gross book value of [AHP’s] assets) in any calendar year, or (ii) four or more hotels (or, if a greater value, 30% of the gross book value of [AHP’s] assets) over any three year period, exclusive of assets sold or contributed to a platform also advised by [AINC].” This change of control event lowered the threshold for a change of control by substituting the new event for the former change of control event, which was triggered only upon AHP’s sale of all or substantially all of its assets.

By agreeing to this provision, AHP restricted its ability to manage its assets by selling selected hotels. When an AHP hotel can be sold for an attractive price, it is in the best interests of AHP stockholders to effect the transaction. But a hotel sale by AHP is never in the interests of AINC, as AINC will lose management fees on the sold properties. This conflict of interest was resolved in favor of AINC, to the detriment of AHP stockholders, by significantly restricting the ability of AHP to sell its hotel assets without AINC’s consent. The 2015 amendments also restricted AHP’s options in the strategic alternatives initiative announced less than three months after the 2015 amendments were made; AHP is now unable to sell any significant hotel assets – other than to an entity advised by AINC – without having to pay the termination fee or negotiate a consent from AINC.

The second new change of control event provides that a change of control exists if, during any five-year period, “the members of the Board of Directors of [AHP] change such that the members who constitute the Board of Directors on [June 10, 2015] (the ‘Company Incumbent Board’) no longer constitute at least a majority of the board of [AHP]; provided, however, that any individual becoming a director after [June 10, 2015] whose election to the board is approved or recommended to stockholders of [AHP] by a vote of at least a majority of the Company Incumbent Board shall be considered as though such individual were a member of the Company Incumbent Board.” By agreeing to this provision, AHP imposed a $133 million to $166 million fee payable by AHP if incumbent directors are not re-elected and the incumbents do not “approve” the non-incumbent directors. AHP stockholders were not permitted to vote on the provision; instead the new provision was implemented by the same incumbent directors that benefit from the provision.

Mr. David L. Orlic

January 29, 2016

This new change of control event is similar to “poison put” provisions that have been questioned as a breach of fiduciary duty.8 However, AHP’s new provision is arguably more extreme than a poison put. A poison put enables an existing issuer obligation to be accelerated; in the case of AHP, a completely new obligation is triggered. In a poison put, the issuer has received loans from outside lenders; in the case of AHP, AHP has received no such loans. In a poison put, the beneficiary of the provision is outside lenders; in the case of AHP, the beneficiary of the provision is AINC, a company in which Chairman Bennett also serves as Chairman and CEO and in which he has an economic stake that will increase if the proposed Remington transaction is consummated.9

With AHP saddled by an outsized termination fee, the 2015 amendments compounded the problem by expanding the situations in which the termination fee might be payable. Sessa believes that adding the two new change of control events triggering the outsized fee is not in stockholders’ best interests, particularly when one of the events is triggered by the stockholders’ exercise of their rights to vote for directors.

2015 Equity Issuance

On June 11, 2015, AHP filed a current report on Form 8-K announcing it had entered into an agreement to sell $65 million of 5.5% convertible preferred stock, to fund a hotel acquisition.10 The preferred stock carries a 5.5% dividend rate and has preferences over the common stock, and in addition was immediately convertible into common stock at a price of $18.90 per share.

The $18.90 conversion price is materially less than Chairman Bennett’s estimate of the value of AHP. Speaking during AHP’s earnings call on August 7, 2015, two months after the preferred stock issuance, Chairman Bennett stated, “From a valuation perspective, we believe shares of [AHP] are currently trading at a significant discount to where similar assets are trading in the private market. … We believe these private market cap rates would imply share prices for [AHP] of … $27.60.”11

During the period in which Chairman Bennett believed the private market would value AHP at $27.60 per common share, AHP sold preferred stock convertible at a price representing a 46% discount to that value. Sessa notes that the issuance allowed AHP to acquire an additional property, which increased the management fees payable to AINC.

[8]	E.g., Gerald Kallick v. SandRidge Energy, Inc., C.A. No. 8182-CS (Del. Ch. March 8, 2013) (injunction against incumbent board members who refused to approve an insurgent slate for purposes of a proxy put); San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, Inc., C.A. No. 4446-VCL (Del. Ch. May 12, 2009); Pontiac Gen. Employees Retirement Syst. v. Ballantine, C.A. No. 9789-VCL, transcript (Del. Ch. Oct 14, 2014).
[9]	We note that AHP’s credit agreement with Bank of America includes a poison put provision. On September 30, 2015, AHP and Bank of America amended the credit agreement to eliminate a provision that automatically triggered the poison put if an insurgent slate was elected. As of September 30, 2015, it appears no debt was outstanding under the credit agreement. http://www.sec.gov/Archives/edgar/data/1574085/000157408515000093/bamlcreditagreementfirstam.htm
[10]	https://www.sec.gov/Archives/edgar/data/1574085/000110465915044952/a15-13920_18k.htm
[11]	https://www.sec.gov/Archives/edgar/data/1574085/000157408515000066/ahpq22015earningscallscript.htm

Mr. David L. Orlic

January 29, 2016

2015 Purchase of AINC Stock at a Premium over Market

On July 31, 2015, AHP purchased approximately 175,000 shares of AINC common stock at $95.00 per share, for a total cost of approximately $16.6 million. AHP stated in its quarterly report on Form 10-Q for the second quarter that the $95.00 price per share was “approximately equal to the 90-day volume weighted average share price.” In its quarterly report on Form 10-Q for the third quarter, AHP stated that the $95.00 price per share “approximated the 120-day volume weighted average price.” The third quarter 10-Q also describes the purchase transaction as “a block trade with an unaffiliated third party pursuant to a sale arrangement between [AHP], [AINC] and ‘Ashford Trust’.” Ashford Trust is Ashford Hospitality Trust, Inc. (“AHT”), another company for which Chairman Bennett serves as Chairman and CEO. AHT disclosed it repurchased 5.8 million of its shares in the block trade.12 AHP has not disclosed any written agreements or other details of the “sale arrangement.”

On July 31, 2015, the date of the block trade, AINC’s stock closed at $59.63 per share. The purchase price therefore was at a 59% premium. The last time AINC’s stock traded at $95.00 per share was on June 5, 2015, almost two months earlier. Based on the closing price of AINC’s stock on July 31, for accounting purposes AHP suffered an immediate unrealized loss on its investment of $6.2 million or 37%. As of January 28, 2016, AHP had an unrealized loss on its investment of $7.8 million, or 47% of the investment.

Sessa believes that AHP’s agreement to use the 120-day volume weighted average share price as the purchase price should be contrasted with an option to purchase AINC stock that AHP granted to AINC only six weeks earlier, when the advisory agreement with AINC was amended. Under that agreement, if AHP holds any AINC shares upon termination of the advisory agreement, AINC has an option to purchase the shares at any time AINC choses during a one-year period after the termination. The option also restricts AHP from selling the AINC shares during the one-year period unless the shares will continue to be encumbered with AINC’s repurchase right.

Notably, the pricing formula to which AHP and AINC agreed is the average of the daily closing prices for the ten consecutive trading days immediately preceding the exercise of the option. The 2015 amendments to the advisory agreement also included a separate provision valuing AINC stock contributed to AHP under a key money investment arrangement at the ten-day average closing price. Assuming AHP believed in June that a ten-day average represented a fair market valuation method for AINC stock, it is unclear why six weeks later AHP accepted a 120-day average price of $95.00 per share, a price substantially worse for AHP than a ten-day average would have been.

AHP’s purchase of AINC stock permitted Chairman Bennett to solidify his voting control over AINC. As described above, according to AINC’s preliminary proxy statement filed with the Commission on November 13, 2015, Chairman Bennett owns 11% of AINC. Coupling Chairman Bennett’s 11% stake with the 29.8% stake owned by AHT and AHP’s stock holdings, the total exceeds 50%.13

[12]	https://www.sec.gov/Archives/edgar/data/1232582/000123258215000155/aht2015q310q.htm
[13]	On August 14, 2015, HG Vora Special Opportunities Master Fund, Ltd. and related parties (“HG Vora”) filed amendments to its Schedule 13G filings with respect to AINC and AHT, disclosing that HG Vora had decreased its ownership of AINC to less than 25,000 shares and sold all of its AHT shares. In its Form 13F filing on the same date, HG Vora disclosed ownership of 198,000 shares of AINC and 6.4 million shares of AHT as of June 30, 2015. Based on the content and timing of the Schedule 13G filings and the block trade nature of the transaction, Sessa believes that the seller in the block trade was HG Vora, an activist investor that in the past has engaged in dissident campaigns. http://www.wsj.com/articles/gm-commits-to-immediate-5-billion-share-buyback-1425900636.

Mr. David L. Orlic

January 29, 2016

Sessa believes that AHP’s use of cash to invest in its external manager at a substantial premium is not in the best interests of stockholders, particularly in light of AHP’s stated mission to invest in luxury, upper-upscale and upscale hotels. The investment decision is especially troublesome given the inconsistent valuation methods used by AHP to value the AINC stock purchased in July and in granting AINC an option to purchase AINC stock only six weeks earlier.

2015 Investment in AINC Hedge Fund

During 2015, AHP invested in excess of $50 million in AIM Real Estate Hedged Equity (U.S.) Fund, LP, a hedge fund controlled by AINC and Chairman Bennett. The investment was made during the second quarter, although AHP’s quarterly report on Form 10-Q for the second quarter does not disclose second quarter results of the investment.14 According to AHP’s quarterly report on Form 10-Q for the third quarter, in order to make the hedge fund investment, AHP sold all of its marketable securities, including U.S. treasury bills, publicly traded equity securities, and derivatives on certain publicly traded equity securities. The hedge fund interest AHP received in return is not freely marketable, and the investment can only be redeemed at the end of a month, after 45 days’ notice of the withdrawal. Based on the third quarter 10-Q filings by AHP and AHT, as of September 30, 2015, the AINC/Chairman Bennett hedge fund has minimal or no outside clients, with the two REITs managed by AINC accounting for 98% of the hedge fund’s capital.

Sessa believes using AHP resources to seed a hedge fund managed by entities owned by AINC, Chairman Bennett and another AINC officer is another conflict of interest.15 The hedge fund investment eliminated AHP’s marketable securities and replaced them with an illiquid investment, rather than paying down debt (which would reduce fees paid to AINC). Further, the hedge fund investment is inconsistent with AHP’s stated mission to invest in luxury, upper-upscale and upscale hotels. Based on the hedge fund’s results through the end of the third quarter, AHP suffered a loss of $4.2 million or 8% on its investment.

[14]	AHP’s quarterly report on Form 10-Q for the third quarter discloses a $3.4 million loss on the investment during the third quarter, but discloses a larger $4.2 million loss on the investment during the nine months ended September 30, 2015. As a result, some or all of the investment was made prior to the start of the third quarter.
[15]	AINC’s third quarter report on Form 10-Q describes the structure of the hedge fund’s investment advisor and general partner: “Ashford Investment Management, LLC (“AIM”) is an indirect subsidiary of the Company, established as an investment adviser to any private securities funds sponsored by us or our affiliates (the “Funds”). AIM became a registered investment adviser with the Securities and Exchange Commission on January 5, 2015. AIM REHE Funds GP, LP (“AIM GP”), or an affiliate of AIM GP, serves as the general partner of any Funds. AIM Management Holdco, LLC (“Management Holdco”) owns 100% of AIM. We, through Ashford LLC, own approximately 60% of Management Holdco, and Mr. Monty J. Bennett, our chief executive officer and chairman of our board of directors, and Mr. J. Robison Hays, III, our chief strategy officer and a member of our board of directors, own, in the aggregate, 40% of Management Holdco. AIM Performance Holdco, LP (“Performance Holdco”) owns 99.99% of AIM GP with the remaining 0.01% general partner interest owned by our wholly owned subsidiary, AIM General Partner, LLC. We, through Ashford LLC and our 100% ownership interest in AIM General Partner, LLC, own approximately 60% of Performance Holdco, and Mr. Monty J. Bennett and Mr. J. Robison Hays, III own, in the aggregate, 40% of Performance Holdco. AIM, AIM GP, Management Holdco, Performance Holdco and AIM General Partner, LLC are all consolidated by Ashford Inc. as it has control.”

Mr. David L. Orlic

January 29, 2016

2015 Contractual Delegation to AINC of Authority to Appoint the CEO

In the 2015 amendments to the advisory agreement, AHP agreed to a provision that purports to permanently divest the AHP Board of authority to appoint AHP’s Chief Executive Officer. Specifically, the provision says, “if the [AHP] Board of Directors ever elects to appoint officers of [AHP] other than those provided by the [AINC], the person appointed as the chief executive officer by [AINC] shall be deemed the “Designated Chief Executive Officer” of [AHP] and shall have customary responsibilities and authority of a chief executive officer” (emphasis added). If valid, the provision essentially eliminated a key governance power of the AHP board, to appoint the senior executive officer of AHP, and disenfranchised stockholders by eliminating the ability of stockholders to elect directors with the power to elect the chief executive officer.

Sessa questions whether contractually divesting the AHP Board (as well as future Boards) of authority to appoint AHP’s CEO, and enabling AINC, an entity with extensive conflicts of interest with AHP, to appoint the CEO under all circumstances is consistent with good corporate governance and the fiduciary duties of AHP’s Board members. Sessa views this provision as another example of AINC dominating AHP to the detriment of AHP stockholders.

2.	Please provide support for the assertion that the company’s board of directors and management have taken multiple actions to “disenfranchise shareholders.”

In its Soliciting Material Under Rule 14a-12 filed January 15, 2016, Sessa’s principal, John Petry, stated, “Having witnessed [AHP’s] Board and management disenfranchise shareholders and take one self-serving action after another, the time for change and accountability at the Board-level has come.” As more fully stated above, Sessa believes that stockholders have been disenfranchised by (i) AHP’s agreement to impose a $133 million to $166 million penalty on AHP (together with the possible acceleration of any bank debt to Bank of America AHP may incur) should stockholders elect a slate of directors other than the incumbent directors or directors approved by the incumbent directors, and (ii) AHP’s purported agreement with AINC to permanently divest the board elected by AHP’s stockholders of the power to appoint AHP’s chief executive officer. Sessa believes that entering into contracts, as the incumbent AHP directors have done, that give only the incumbent directors (and not stockholders) the authority to approve directors without triggering material adverse impacts on AHP constitutes self-serving actions.

Please contact me if you have questions on the information in this letter or have further requests.

Sincerely,

/s/ Thomas R. Stephens
Thomas R. Stephens